UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Pacific Sunwear of California Inc. (PSUN)
(Name of Issuer)

Common Shares, par value $0.01
(Title of Class of Securities)

694873100
(CUSIP Number)

David Filler

Filler Rodriguez, LLP

1688 Meridian Avenue, Suite 900

Miami Beach, FL 33139

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person I.R.S. IDENTIFICATION OF ABOVE PERSON
GI2 Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
20,165,221
	9	sole dispositive power
0
	10	shared dispositive power
20,165,221

11	aggregate amount beneficially owned by each reporting person
20,165,221
12	check box if the aggregate amount in row (11) excludes certain shares* ☐
13	percent of class represented by amount in row (11)
29.61%
14	type of reporting person
CO

CUSIP No. 694873100	13D

1	Name of Reporting Person I.R.S. IDENTIFICATION OF ABOVE PERSON
Panayotis Constantinou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	citizenship or place of organization
Venezuela

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
20,165,221
	9	sole dispositive power
0
	10	shared dispositive power
20,165,221

11	aggregate amount beneficially owned by each reporting person
20,165,221
12	check box if the aggregate amount in row (11) excludes certain shares* ☐
13	percent of class represented by amount in row (11)
29.61%
14	type of reporting person
IN

CUSIP No. 694873100	13D

1	Name of Reporting Person I.R.S. IDENTIFICATION OF ABOVE PERSON
Eleonas Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
20,165,221
	9	sole dispositive power
0
	10	shared dispositive power
20,165,221

11	aggregate amount beneficially owned by each reporting person
20,165,221
12	check box if the aggregate amount in row (11) excludes certain shares* ☐
13	percent of class represented by amount in row (11)
29.61%
14	type of reporting person
CO

CUSIP No. 694873100	13D

1	Name of Reporting Person I.R.S. IDENTIFICATION OF ABOVE PERSON
Nisos Purpose Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
20,165,221
	9	sole dispositive power
0
	10	shared dispositive power
20,165,221

11	aggregate amount beneficially owned by each reporting person
20,165,221
12	check box if the aggregate amount in row (11) excludes certain shares* ☐
13	percent of class represented by amount in row (11)
29.61%
14	type of reporting person
OO

CUSIP No. 694873100	13D

1	Name of Reporting Person I.R.S. IDENTIFICATION OF ABOVE PERSON
AMCO PTC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
20,165,221
	9	sole dispositive power
0
	10	shared dispositive power
20,165,221

11	aggregate amount beneficially owned by each reporting person
20,165,221
12	check box if the aggregate amount in row (11) excludes certain shares* ☐
13	percent of class represented by amount in row (11)
29.61%
14	type of reporting person
CO

CUSIP No. 694873100	13D

Responses to each item of this Statement on Schedule 13D (this “Statement” or this “Schedule 13D”) are incorporated by reference into the response to each other item, as applicable.

Item 1. Security and Issuer

This Statement relates to the common stock shares, par value $0.01 per share, of Pacific Sunwear of California, Inc. (the “Issuer”; and the shares of common stock of the Issuer described herein as being beneficially owned by the Reporting Persons shall be hereinafter referred to as the “Shares”). The principal executive offices of the Issuer are located at 3450 East Miraloma Avenue, Anaheim, California 92806.

Item 2. Identity and Background

This Statement is filed jointly by (i)  GI2 Ltd, a Cayman Islands exempted company (“GI2”), (ii) Eleonas Ltd, a Cayman Islands exempted company (“Eleonas”), (iii) the Nisos Purpose Trust (the “Nisos Trust”), (iv) AMCO PTC, Cayman Islands exempted company (“AMCO”), as trustee on behalf of the Nisos Trust, (v) Panayotis Constantinou, a citizen of Venezuela (“Constantinou”), holding a limited power of attorney with respect to the trading account of GI2 (GI2, Eleonas, the Nisos Trust, AMCO and Constantinou collectively, the “Reporting Persons”.

The agreement among the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 1 to this Schedule 13D. Information in this Schedule 13D with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.

GI2 is an investment company, duly organized as a Cayman Islands exempted company, with a principal address at P.O. Box 1586 GT, 24 Shedden Road, George Town, Grand Cayman, KY1-1110.

Eleonas is a holding company, duly organized as a Cayman Islands exempted company, with a P.O. Box 1586 GT, 24 Shedden Road, George Town, Grand Cayman, KY1-1110.

The Nisos Trust is a trust duly organized under the laws of the Cayman Islands, with a principal address at P.O. Box 1586 GT, 24 Shedden Road, George Town, Grand Cayman, KY1-1110. The business of the Nisos Trust is to hold, own, and manage its assets on behalf of its beneficiaries.

AMCO’s principal business is to act as trustee of the Nisos Trust and other trusts, and to manage the assets thereof for the benefit of their respective trust beneficiaries. The principal business address of AMCO is P.O. Box 1586 GT, 24 Shedden Road, George Town, Grand Cayman, KY1-1110.

Constantinou is a Venezuelan citizen, with a principal address at Zalokosta 14, Paleo Psihiko, Athens 15452, Greece. The principal occupation of Contstantinou is to serve as investment manager to entities.

Current information concerning the identify and background of the directors and officers of AMCO, Eleonas, and GI2 is set forth in Appendix A attached hereto, which is incorporated by reference in response to this Item 2 of this Statement.

(d) During the last five (5) years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor was or is subject to an judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Prior to the transactions that occurred on July 25, 2011 described in this Statement (the “Restructuring”), the Shares were owned by Greek Investments. As part of the Restructuring, on July 25, 2011, the Shares were distributed as a dividend from Greek Investments to GI2, an entity indirectly owned by Nisos Trust through Eleonas, which serves as an intermediate holding company. Voting control with respect to the Shares is currently held by the Reporting Persons, while any and all economic benefits derived from the Shares are disclaimed by each of the Reporting Persons, other than GI2, as further described in Item 5 to this Statement, which is incorporated herein by reference.

Item 4. Purpose of Transaction

All of the Shares reported as beneficially owned by the Reporting Persons herein were acquired for investment purposes and no additional Shares have been acquired since the Restructuring which occurred to facilitate certain estate planning unrelated to the Shares.

Constantinou was named to the issuers Board of Directors effective March 20, 2012.

The Reporting Persons retain the right to change their respective investment intents, from time to time to acquire additional Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Other than the set forth above, none of the Reporting Persons currently have any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to this Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this Statement, GI2 is the record holder of an aggregate of 20,165,221 common stock shares, par value $0.01, which in the aggregate represents approximately 29.61% of the Issuer’s common stock shares, par value $0.01. The Shares reported as beneficially owned by each Reporting Person includes only those shares over which such person may be deemed to have voting or dispositive power. Constantinou has a limited power of attorney over GI2’s trading account (the “Power of Attorney”), permitting him to trade that account (including the Shares therein) and therefore may be deemed to control the acquisition and disposition of the Shares. Each of the Reporting Persons, other than GI2, disclaim beneficial ownership of the Shares reported as beneficially owned by any of such Reporting Person, if any, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

            (b)           See the information contained on the cover pages of this Statement, which is incorporated herein by reference.

(c) See the description of the Restructuring described in Item 3 of this Statement, which is incorporated herein by reference. Other than the Restructuring, the Reporting Persons have not participated in any transactions relating to the acquisition or disposition of shares of common stock of the Issuer within the last sixty (60) days.

(d) Following the Restructuring, none of the Reporting Persons, other than GI2, retained an economic interest in the Shares. Another person, Cubiro Investments Limited, owns all of the rights to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Under the terms of the Power of Attorney, Constantinou has the limited power to control the investment decisions of GI2, including but not limited to the disposition or acquisition of the Issuer’s common stock shares, par value $0.01.

GI2 has pledged the Shares as collateral for the margin accounts that both GI2 and Greek Investments maintain with Bank Leumi USA, pursuant to that certain Hypothecation Agreement by GI2 dated as of May 11, 2011 and that certain Securities Account Control Agreement by and between Pershing LLC, Leumi Investment Services, Inc., GI2 and Bank Leumi USA dated July 28, 2011 attached as Exhibits 3 and 4 respectively.

Item 7. Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Undertaking

Exhibit 2:	See Power of Attorney previously filed with Schedule 13D Amendment 2 on August 8, 2011

Exhibit 3:	See Hypothecation Agreement dated as of May 11, 2011 previously filed with Schedule 13D Amendment 3 on August 8, 2011

Exhibit 4:	See securities Account Control Agreement dated as of July 28, 2011 by and between Pershing LLC, Leumi Investment Services Inc., GI2 and Bank Leumi USA previously filed with Schedule 13D amendment 3 on August 11, 2011.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: February 14, 2014.

GI2 LTD

By:	/s/ Ashleigh Moore & /s/ Fay Ann de Freitas
Name:	Authorized Signatories of Cayroy Ltd and Troynom Ltd
Its:	Corporate Directors

ELEONAS LTD

By:	/s/ Ashleigh Moore & /s/ Fay Ann de Freitas
Name:	Authorized Signatories of Cayroy Ltd and Troynom Ltd
Its:	Corporate Directors

NISOS PURPOSE TRUST, AMCO PTC AS TRUSTEE

By:	/s/ Brian Taylor & /s/ Piers Stradling
Name:	Brian Taylor and Piers Stradling
Its:	Directors of AMCO PTC

AMCO PTC

By:	/s/ Brian Taylor & /s/ Piers Stradling
Name:	Brian Taylor and Piers Stradling
Its:	Directors of AMCO PTC

/s/ Panayotis Constantinou
PANAYOTIS CONSTANTINOU

APPENDIX A

The following sets forth information with respect to certain of the directors or executive officers of GI2, Eleonas, and AMCO. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

Brian Taylor and Piers Stradling are the directors of AMCO.

The directors of both GI2 and Eleonas are Cayroy Limited, a Cayman Islands exempted company (“Cayroy”), and Troynom Limited, a Cayman Islands exempted company (“Troynom”). The authorized signatories of both Cayroy and Troynom are Deanna Bidwell, Saad Hafiz, Marcus Stafford, Tina Harris, Brian Taylor, Simon Garnett, Lecia McLaughlin, Piers Stradling, Godron Anderson, Selma Lee Arch, Timothy McCarthy, Arlene Robinson, Fay Anne de Freitas, Ashleigh Moore, Andrew McCartney, Linda Ebanks, Jason Waters, Donna McCarthy, Yvonne Scott, Ritchey K. Ebanks, Margie Geneva McLaughlin, Valmalee Bush-Valerio, Olga Pouchie, Veda Ebanks, Koriel Drummond, Jessica Ebanks-Maxwell, Eliane Oliveira, Janet Crawshaw, Rita Cardenas, Denise Tibbetts, Donnamarie Williams, and Deanna Bidwill.

The business address of Constantinou is Zalokosta 14, Paleo Psihiko, Athens 15452, Greece. Constantinou is a citizen of Venezuela. Constantinou disclaims beneficial ownership of the Shares reported as beneficially owned by the Reporting Persons.

The business address of Brian Taylor and Piers Stradling is P.O. Box 1586 GT, 24 Shedden Road, George Town, Grand Cayman, KY1-1110. Brian Taylor is a citizen of the United Kingdom. Piers Stradling is a citizen of the United Kingdom. Brian Taylor and Piers Stradling both disclaim beneficial ownership of the Shares reported as beneficially owned by the Reporting Persons.

The business address of each of Cayroy and Troynom is P.O. Box 1586 GT, 24 Shedden Road, George Town, Grand Cayman, KY1-1110. Cayroy and Troynom both disclaim beneficial ownership of the Shares reported as beneficially owned by the Reporting Persons.

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